UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70032 / July 24, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15360

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In the Matter of

iTRACKR SYSTEMS, INC.

:	
:	ORDER MAKING FINDINGS AND
:	REVOKING REGISTRATION BY
:	DEFAULT

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on June 18, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent iTrackr Systems, Inc. (iTrackr), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary provided evidence that iTrackr was served with the OIP on June 21, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer was due ten days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). On July 8, 2013, iTrackr was ordered to show cause, by July 18, 2013, why the registration of its securities should not be revoked by default. To date, iTrackr has not filed an Answer or responded to the Order to Show Cause.

iTrackr is in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

iTrackr is a Florida corporation headquartered in Boca Raton, Florida. iTrackr has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. iTrackr's common stock, ticker symbol "IRYS," is quoted on the OTC Link operated by OTC Markets Group Inc. iTrackr filed its last Form 10-K for the year ended December 31, 2011, on March 19, 2012, and its last Form 10-Q for the quarter ended September 30, 2012, on November 6, 2012. Since then, iTrackr has not filed its required periodic reports. The following periodic filings are delinquent: a Form 10-K for the period ended December 31, 2012, due on or about March 31, 2013, and a Form 10-Q for the period ended March 31, 2013, due on or about May 15, 2013.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, iTrackr has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of iTrackr.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of iTrackr Systems, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge